

Mail Stop 3561

June 8, 2017

Vincent J. Galifi
Chief Financial Officer
Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

> **Re: Magna International Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 001-11444**

Dear Mr. Galifi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31 2016
Exhibit 99.1 – 2016 Annual Report

Management's Discussion and Analysis
Results of Operations, page 6

1. When two or more factors are cited to which changes are attributable, please quantify each factor so that readers may understand the magnitude of each. For example, on page 9 you state cost of goods sold increased by $3.56B resulting from nine factors and offset by four factors; however, quantification of material factors were not provided. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Notes to Consolidated Financial Statements, page 32

2. We note from your Annual Information Form dated March 28, 2017 that you emphasize technology development and product and process innovation as a key element of your business strategy. Please tell us the amount of research and development expenses incurred in each period presented and your consideration of disclosing these amounts as required by ASC 730-10-50-1

Acquisitions, page 40

3. Please clarify for us the ownership percentage of the Company in GJT. In this regard we note you state as part of the business combination the Company acquired a 50% ownership percentage in GJT, yet in the related footnote you state "GJT is 66.7% owned by one of the Company's consolidated subsidiaries which has a 25% non-controlling interest."

Supplementary Financial and Share Information
Financial Summary, page 61

4. Please expand your disclosure to describe briefly or cross-reference to a discussion of all factors that have materially impacted the comparability of the information reflected in your Financial Summary table. For example, please include a footnote disclosure to describe or cross-reference to discussions of your GETRAG acquisition which impacts the comparability of your current year results.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure